Exhibit 99.1

MATERIAL FACT

LATAM Airlines Group S.A

SECURITIES REGISTRY N° 306

Santiago, March 8, 2022

Mr.

Joaquín Cortez Huerta

Chairman

Commission for the Financial Market

1449 Av. Libertador Bernardo O´Higgins, Floor 12

Present

Re: Material fact report

Dear Chairman:

In accordance with the provisions of articles 9 and 10 of Law No. 18,045 of the Securities Market Law, and in the General Rule No. 30, duly authorized by the Board as of today, I inform you the following as a material fact of LATAM Airlines Group S.A. (“LATAM Airlines” or the “Company”):

●	As informed, LATAM Airlines began a reorganization process in the United States of America according to the rules established in Chapter 11 of Title 11 of the Code of the United States of America, presenting a voluntary petition for relief in accordance with the same (the “Chapter 11 Proceedings”).

●	LATAM has to prepare and deliver a Monthly Operating Report (“MOR”), as part of the reporting obligations it has to comply with as part of the Chapter 11 Proceedings.

●	Considering the abovementioned, we hereby make available for your Commission and for the market the MOR corresponding to the month of December 2021 and the MOR corresponding to the month of January 2022, dated as of today, included in the following link https://www.latamreorganizacion.com/en/publications/.

●	This MOR does not replace in any way the financial information that the Company provides regularly according the securities law or the applicable regulation and has been prepared for the sole purpose to comply with the obligations of the Chapter 11 Proceedings.

In consequence and without prejudice of the limitations detailed in the MOR, we state that the information contained in this report, solely prepared for complying with obligations as part of the Chapter 11 Proceedings, has not been audited, has a limited scope and covers a limited period of time for it is subject to material changes as the quarter advances along with the regulatory processes of the quarterly financial statement’s preparation, included the limited revision by the external auditors, if applicable.

Sincerely yours,

Ramiro Alfonsín B.

CFO

LATAM Airlines Group S.A.